

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-mail
David Crane
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

> **Re:** **NRG Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 16, 2012**
> **Response dated September 27, 2012**
> **File No. 333-183334**

Dear Mr. Crane:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file on EDGAR the supplemental response letters, dated September 27, 2012, including all attachments, that you submitted to us in response to our letter dated September 26, 2012.

The Merger, page 42

Background of the Merger, page 42

2. We note the disclosure in the first paragraph that prior to April 2012, NRG and GenOn have not engaged in discussions regarding a potential business combination since the formation of GenOn in December 2010. We also note the disclosure in the second paragraph that by March 2012, a potential business combination with NRG was viewed

by GenOn as the most realistic business combination transaction. Please disclose how GenOn concluded that a business combination with NRG was the most realistic if the companies had not engaged in discussions since December 2010. To the extent that discussions regarding a potential business combination transaction between NRG and GenOn's predecessor(s) contributed to this conclusion, please provide such disclosure.

3. We note that as part of your response to comment 2 in our letter dated September 11, 2012, you disclosed that none of the other potential transaction partners that GenOn had periodically considered advanced beyond preliminary contacts. As we note in comment 1 above, your disclosure also suggests that GenOn did not have more than preliminary contacts with NRG between December 2010 and April 2012. Because it appears that GenOn did not have more than preliminary contacts with NRG or its other potential transaction partners, please disclose how GenOn differentiated NRG from the other potential transaction partners.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Brian Curci
        NRG Energy, Inc.

        Thomas Christopher
        Kirkland & Ellis LLP